1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 16, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF THE SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 27 February 2007 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions by way of special resolutions:

SPECIAL RESOLUTIONS

1.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Shandong Industry Co., Ltd ("Shandong Aluminum"), the following resolutions relating to the share reform and merger of Shandong Aluminum with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Shandong Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Shandong Aluminum (the "Share Exchange") at the rate set out below and upon completion of such Merger, Shandong Aluminum be delisted and de-registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Shandong Aluminum, the Company shall issue Chalco A Shares to all shareholders of Shandong Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 3.15 Chalco A Shares for 1 tradable share of Shandong Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB20.81 per tradable share of Shandong Aluminum;

(4)

The terms and conditions of the merger agreement dated 29 December 2006 between the Company and Shandong Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

2.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Lanzhou Aluminum, the following resolutions relating to the share reform and merger of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Lanzhou Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Lanzhou Aluminum (the "Share Exchange") and upon completion of such Merger, Lanzhou Aluminum be delisted and de-registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Lanzhou Aluminum, the Company shall issue Chalco A Shares to all shareholders of Lanzhou Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 1.80 Chalco A Shares for 1 tradable share of Lanzhou Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB11.88 per tradable share of Lanzhou Aluminum and 1 Chalco A Share for 1 non-tradable Lanzhou Share, on the basis of RMB6.60 per non-tradable Lanzhou Share;

(4)

The terms and conditions of the merger agreement dated 29 December 2006 between the Company and Lanzhou Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorised to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

3.

Subject to approval by China Securities Regulatory Commission, the resolutions approved by the shareholders at the 2005 general meeting of the Company to issue Chalco A Shares be modified, refreshed and approved as set out below:

(1)	Type of securities	RMB denominated ordinary shares (Chalco A
	to be issued:	Shares);

(2)	Nominal value:	RMB1.00 each;

(3)	Number of Chalco	Not more than 1,500,000,000 shares;
A Shares to be issued:

(4)	Target subscribers:

All shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum;

(5)	Issue price:	RMB6.60 per share;

(6)	Place of listing:	The Shanghai Stock Exchange;

(7)

Upon completion of the issue of Chalco A Shares (the "Issue"), the existing and new shareholders of the Company shall be entitled to share the Company's cumulative retained profits at the time of such Issue;

(8)	The Company will not raise fund by this Issue, and no investment project in relation to the fund raising will be involved;

(9)

The Board or the Chairman of the Board (the "Chairman") or any person authorized by the Chairman be authorized to make all necessary amendments to the proposed changes to the Articles of Association of the Company in preparation for the Issue according to the mandatory requirements of laws and regulations as revised from time to time, the opinions of the relevant authorities and according to the actual circumstances, and such amendments shall become effective upon the completion of the Issue and upon obtaining all relevant approvals from the relevant authorities;

(10)

The Board or the Chairman or any person authorized by the Chairman be authorized to determine and deal with at its discretion and with full authority the matters in relation to the Issue (including but not limited to the specific timing of issue, number of shares to be issued, offering mechanism, target subscribers and the number and proportion of Chalco A Shares to be issued to each subscriber), execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, sponsor's agreement, listing agreement and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to procedures for listing of the Chalco A Shares on the Shanghai Stock Exchange), and take all other necessary actions in connection with the Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company upon the completion of the Issue;

(11)	The effective date and duration of the resolution of the Issue: This authorization shall be valid for 12 months from the date of the passing of this resolution at the general meeting of the Company.

By order of the Board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman

12 January 2007
Beijing, the PRC

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors);
Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 27 January 2007 to Tuesday, 27 February 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H shares whose names appear on the register of members of the Company on Friday, 26 January 2007 at 4:00 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the SGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 January 2007 for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the SGM, must complete the reply slips for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the SGM, i.e. no later than Wednesday, 7 February 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows: No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China
Postal Code:	100082
Tel:	86-10-8229 8103
Fax:	86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the SGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the SGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary